# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Docebo Inc., CIK 0001829959
CUSIP: 25609L105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Ontario, Canada (Federal Level) (Z4), M5V 1R7
Date of event which requires filing of this statement: 02/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001658820

## Reporting persons
- WPGG 14 Investment Ltd. IV: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WP Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Partners II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Docebo Inc.
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario, Canada M5V 1R7

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) WPGG 14 Investment Ltd. IV

(ii) Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.

(iii) Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.

(iv) Warburg Pincus Global Growth 14-B (Cayman), L.P.

(v) Warburg Pincus Global Growth 14-E (Cayman), L.P.

(vi) Warburg Pincus Global Growth 14 Partners (Cayman), L.P.

(vii) WP Global Growth 14 Partners (Cayman), L.P.

(viii) Warburg Pincus (Cayman) Global Growth 14 GP, L.P.

(ix) Warburg Pincus (Cayman) Global Growth 14 GP LLC

(x) Warburg Pincus Partners II (Cayman), L.P.

(xi) Warburg Pincus (Bermuda) Private Equity GP Ltd.
Address of principal business office or, if none, residence:
C/O Warburg Pincus LLC
450 Lexington Ave
New York, NY, 10017
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported amounts and percentages give effect to the sale of all previously reported Common Shares, which sale is expected to close on February 27, 2026, pursuant to the November 27, 2025 Agreement of Purchase and Sale between Intercap Equity Inc. and WPGG 14 Investment Ltd. IV, which ceased to be subject to material closing conditions on February 9, 2026. Accordingly, this Statement is a voluntary filing.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 15, 2023, incorporated by reference to the Schedule 13G filed by the Reporting Person on May 15, 2023.

## Signatures
- WPGG 14 Investment Ltd. IV: /s/ David Sreter, David Sreter / Director (02/17/2026)
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- WP Global Growth 14 Partners (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: /s/ David Sreter, David Sreter / Authorised Signatory (02/17/2026)
Comment: Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Global Growth 14-B (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Global Growth 14-E (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Global Growth 14 Partners (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WP Global Growth 14 Partners (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus (Cayman) Global Growth 14 GP, L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus (Cayman) Global Growth 14 GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Partners II (Cayman), L.P. By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner